EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 5 to Registration Statement No. 333-133907 on Form S-1 of our report dated May 5, 2006 (January 4, 2007, as to the effects of the restatement discussed in Note 15, and April 19, 2007, as to the effect of the reverse stock split, discussed in Note 16) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 15) related to the consolidated financial statements of Pharmasset, Inc. and subsidiary as of and for the nine months ended September 30, 2005 and for the year ended December 31, 2004, appearing in the Prospectus, which is part of such Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

April 19, 2007